FORM 4A

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer
     subject to Section 16.
     Form 4 or Form 5 obliga-
     tions may continue.  See
     Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities
           Exchange Act of 1934, Section 17(a) of the
          Public Utility Holding Company Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

                    Gary T. Gaisser
                    2320 W. Aero Park Court
                    Traverse City, MI  49686

2.   Issuer Name and Ticker or Trading Symbol

          Versus Technology, Inc. VSTI

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

          Not furnished

4.   Statement for Month/Year

            August 1996

5.   If Amendment, Date of Original (Month/Year)


            August 1996

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X] Director               [X] 10% Owner

     [X] Officer (give title    [ ] Other (Specify below)
                  below)

     President and Chief Executive Officer
     _____________________________________

     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned at    Direct(D)   Indirect
                      2. Trans-     _________  ___________________  End of      or Indirect Beneficial
1. Title of           Transaction                      (A) or       Month       (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./day/yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________


Common Stock             8/26/96       J(1)  5,705,123   A    0.50   5,705,123       D

Common Stock             8/26/96       J(2)    509,888   D    0.50           0       I     by closely
                                                                     _________             held corp.
                                                                     5,720,123





/TABLE

              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./day/yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-   at End  or In-     ficial
Derivative    Price of   Date)                 4 and 5)   Date    Expir-       Number ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Month   (Instr. )  ship
(Instr. 3)    Security   day/yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______


Options        $0.375     6/4/96                             (4) 6/4/06 Common  1,000,000 (4)  1,000,000 D
                                                                        Stock                  (options)

Warrants       $0.50      8/26/96   J(3)           50,000  1/96   N/A   Common     50,000 N/A          0 I       by closely
                                                                        Stock                  _________         held corp.
                                                                                               1,000,000
                                                                                               (options)
Explanation of Responses:

(1) Shares of Common Stock of the Registrant issuable to the Reporting Person as a result of the merger of a closely held corporation controlled by the Reporting Person into a subsidiary of the Registrant.

(2) Shares of Common Stock of the Registrant held by a closely held corporation controlled by the Reporting Person.  Shares were cancelled pursuant to merger described in (1) above.

(3) Warrants to purchase shares of Common Stock of the Registrant held by a closely held corporation controlled by the
    Reporting Person.  Warrants were cancelled pursuant to merger described in (1) above.

(4) Incentive Stock Option granted to the Reporting Person pursuant to the Registrant's Incentive Stock Option Plan.
    Twenty five percent of the options become exercisable December 4, 1996, and an additional twenty five percent become exercisable each anniversary thereof.

                          GARY T. GAISSER               December 18, 1996
                          __________________________    ___________________
                          Gary T. Gaisser
                          Signature of Reporting           Date
                          Person